Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of BayCom Corp, of our report dated March 15, 2024, relating to the consolidated financial statements of BayCom Corp and Subsidiary (the “Company”) and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a change in the method of accounting for the allowance for credit losses), appearing in the Annual Report on Form 10-K of BayCom Corp for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Moss Adams LLP

Sacramento, California

June 24, 2024